____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations



Embraer Day

Embraer Investor Relations

EMBRAER

This conference call includes forward-looking statements or statements about events or circumstances which have not occurred. Embraer has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the business and its future financial performance.

These forward-looking statements are subject to risks and uncertainties and assumptions, including among other things general economic, political and business conditions in Brazil and in other markets where the company is present. The words believes, may, will, estimates, continuous, anticipates, intends, expects and similar words are intended to identify forward-looking statements. Embraer undertakes no obligations to update, publicly revise any forward-looking statements because of new information, future events and other factors.

In light of these risks and uncertainties, the forward-looking events and circumstances discussed on this conference call might not occur. The company's actual results could differ substantially from those anticipated in the forward-looking statements.

RIGHT TO WIN



Francisco Gomes Neto
CEO Embraer S.A.

RIGHT TO WIN - HARVEST SEASON

Financial turnaround completed & enterprise efficiency

+

Modern and competitive portfolio of products

=

Revenue and profitability growth

TURNAROUND COMPLETED


Net Revenue
US$ MM
5,463
3,771
4,197
4,540
5,200 - 5,700
2019
2020
2021
2022
2023E


Adjusted EBIT
US$ MM
ADJ. EBIT MARGIN
ADJ. EBIT
-0.1%
-2.7%
4.0%
6.0%
6.4% - 7.4%
2019
2020
2021
2022
2023E


Adjusted EBITDA
US$ MM
2.0%
2.2%
8.6%
10.1%
10.0% - 11.0%
2019
2020
2021
2022
2023E


Adjusted Free Cash Flow
US$ MM
-182
-990
307
540
+233MM
150 or better
2019
2020
2021
2022
2023E

Revenue, Adjusted EBIT, Adjusted EBITDA and FCF does not consider EVE.

EMBRAER STRATEGIC PLAN – ENTERPRISE EFFICIENCY LEVERS

Efficiency

- MRO, Materials & OGMA Operating Excellence
- Inventory Turn
- Smart Asset Utilization
- COGS Reduction
- Capital Structure & Working Capital
- Safe and Competitive Engineering
- Production Stability

Highlights

- Lean Production System: Reduce production cycle by 30% in 2025
- Digital Transformation reducing turn around time on maintenance and materials
- Optimizing Corporate Footprint and avoiding unnecessary CAPEX investments
- Strong focus on COGS Reduction and Cost Avoidance to keep EBIT margins
- Proactive supply chain management: On Time Delivery improved 6% in last 12 months
- Reduce leverage: Net debt / EBITDA ratio to 1.5x in 2023
- Increase Inventory Turn to 3x in 2025

WORLD-CLASS ENGINEERING

Best in class products developed in the last decade


eVTOL
PHENOM 100EX
PRAETOR JETS
C-390 MILLENNIUM
E-JETS E2
PHENOM 300E
E-JETS
NEXT GENERATION UAM
2005
2017
2018
2019
2019
2023
2026

ESG COMMITMENTS - PROGRESSES 2023

ENVIRONMENTAL

PRODUCT USE (SCOPE 3)

- Net-zero Aviation by 2050:
  - **"ENERGIA" aircraft concepts focused on hybrid electric and hydrogen electric**
  - **Praetor 600 and Phenom 300E 100% SAF flight tests**

OPERATIONS (SCOPE 1+2)

- Carbon neutrality by 2040:
  - **MoU with Raízen to produce SAF**
  - **100% of electricity from renewable sources in Brazil (starting in 2024)**

SOCIAL

- **54% diverse hires** in all entry level programs (target 50% by 2025)
- **15% of women** in senior leadership positions (target 20% by 2025)
- **55 participants enrolled** in the 3rd edition of the "Social Tech" training program – dedicated to women

GOVERNANCE

- **Maintain the highest international standards of governance**

CONTINUOUS FOCUS ON INNOVATION


Passenger experience
Zero emission
Cyber security
INNOVATION
VERTICALS
Autonomous flight
AI & data science
Airframe competitiveness
Industry 4.0



ENERGIA
HYBRID-ELETRIC

ENERGIA
LH2 OR DUAL FUEL

PANELISTS: GROWTH PATH



Michael Amalfitano
CEO Embraer Executive Jets



Bosco da Costa Jr,
CEO Embraer Defense & Security



Carlos Naufel,
CEO Embraer Service & Support



Luís Carlos Affonso
Embraer VP Engineering and Tech Development



Arjan Meijer
CEO Embraer Commercial Aviation

Moderated by



Nneka Etoniru,
Bevel Senior Director



Johann Bordais,
CEO EVE Air Mobility

COMMERCIAL AVIATION


E2
E195-E2

EMBRAER COMMERCIAL AVIATION
ACCELERATE OPPORTUNITY


PROFIT HUNTER
E-JETS FREIGHTER

MARKET OUTLOOK
DELIVERIES FORECAST

2023-2042 DELIVERIES | UP TO 150 SEATS

WORLD **11,000**

TP50-90: 2,210
Jets Up to 100: 2,300
J100-150: 6,490


EUROPE & CIS
2,840
26%
NORTH AMERICA
3,100
28%
MIDDLE EAST/ AFRICA
920
8%
ASIA PACIFIC
3,180
29%
SOUTH AMERICA
960
9%

Source: Embraer 2023 Market Outlook

This information is property of Embraer and cannot be used or reproduced without written permission

E175-E1



NORTH AMERICA 70-90-SEAT JETS MARKET SHARE

Orders Since 2013


CRJ900
14%
86%
E175

- Best in class **passenger experience**
- **Reliability** at its core
- Backbone of **connectivity**

MARKET CHALLENGES: PILOT SHORTAGE

FORECASTED TO BE SOLVED BY 2026


Pilot number forecast
Number of pilots
2,000
0
-2,000
-4,000
-6,000
-8,000
-10,000
2022
2023
2024
2025
2026

- Pilot shortage expected to be addressed between **2025** and **2026**
- **9495** new ATP certificates in 2022 (40% higher than the historical annual average)
- 2023 Fleet in Service **5% higher** than 2019 Fleet in Service.

This information is property of Embraer and cannot be used or reproduced without written permission.

E175 DEALS IN 2023



35 new orders

SkyWest AIRLINES — **19** firm orders

American Eagle — **11** firm orders

AIR PEACE ...your peace, our goal — **5** firm orders

THE MOST EFFICIENT SINGLE AISLE AIRCRAFT


PROFIT HUNTER
E2

	LIGHTEST	LOWEST	LOWEST	BEST	EASIEST
	in class	fuel burn, noise and emissions	maintenance cost for airframe and engine	reliability from the start of operations	transition form E1
versus main competitor	10% less (8 less Tons)	10% lower FB per trip Noise up to 54% better	15% better direct maintenance costs	Over 99% schedule reliability from start	2.5 days training and no simulator

BENCHMARKING THE E2 WITH ITS COMPETITORS

THE LOWEST NOISE & CO2 EMISSIONS IN ITS CATEGORY



QUIETER
Noise
Δ Cumulative Level (EPNdB)
25
20
15
10
5
0
0
1
2
3
4
5
6
Emissions
Δ CO2 (ton kg) per trip
737-900ER
737-900
737-800
737-700
A320
E195
E190
A319
737 MAX 9
737 MAX 8
737 MAX 7
A220-300
A320neo
A220-100
A319neo
E195-E2
E190-E2
CHAPTER 14
CERTIFIED
GREENER

E2 NUMBERS & FACTS

FLYING | **TO BE DELIVERED**


KLM
scoot

Flying

- **Wideroe** – *NORWAY* – 3x E190-E2
- **Air Astana** – *KAZAKHSTAN* – 5x E190-E2
- **Azul** – *BRAZIL* – 51x E195-E2
- **Helvetic** – *SWITZERLAND* – 8x E190-E2, 4x E195-E2
- **Binter** – *SPAIN* – 16x E195-E2
- **Air Kiribati** – *KIRIBATI* – 1x E190-E2
- **Air Peace** – *NIGERIA* – 13x E195-E2
- **KLM** – *NETHERLANDS* – 25x E195-E2
- **Porter** – *CANADA* – 50x E195-E2
- **TUI fly** – *BELGIUM* – 3x E195-E2
- **Placar** – *BRAZIL* – 1x E190-E2

To be delivered

- **Royal Jordanian** – *JORDAN* – 4x E190-E2, 4x E195-E2
- **Salam Air** – *OMAN* – 12x E195-E2
- **Scoot** – *SINGAPORE* – 9x E190-E2
- **SKS** – *MALAYSIA* – 10x E195-E2
- **Luxair** – *LUXEMBOURG* – 4x E195-E2

Lessors

- **ICBC** – *CHINA* – 10x E195-E2
- **AZORRA** – *UNITED STATES* – 22x E195-E2, 13x E190-E2
- **ELEVATE CAPITAL PARTNERS**
- **AERCAP** – *IRELAND* – 45x E195-E2, 5x E190-E2
- **AIRCASTLE** – *UNITED STATES* – 23x E195-E2, 2x E190-E2
- **MERX AVIATION**
- **AVOLON**
- **FALKO**
- **TrueNoord** – Regional Aircraft Leasing

16 OPERATORS

90 DELIVERED AIRCRAFT*

275 FIRM ORDERS

*As of Q3.2023

This information is property of Embraer and cannot be used or reproduced without written permission.

E2 IS THE PREFERRED CHOICE TO COMPLEMENT NB

SELECTED TO COMPLEMENT BOTH AIRBUS AND BOEING LARGER NB


KLM
scoot

Azul	SalamAir	Royal Jordanian	KLM	air astana	scoot
93 x E2s	**6 x E2s**	**10 x E2s**	**25 x E2s**	**5 x E2s**	**9 x E2s**
53 x A320neo	12 x A320neo	20 x A320neo	38 x 737s	19 x 737s	39 x A320neo

Accelerate [Connectivity] Opportunity

EJETS-E2: PERFECT FOR COMPLEMENTING NB


Capacity (seats, single-class)
180
160
140
120
100
20-25%
~15%
E195-E2
E190-E2
A320neo
A220-300
A319neo
A220-100
737 MAX 8
737MAX 7
EMBRAER
AIRBUS
BOEING

This information is property of Embraer and cannot be used or reproduced without written permission.

A TRUE GLOBAL PROGRAM

E2 CUSTOMERS IN ALL CONTINENTS


Widerøe
Binter
Helvetic
KLM
Porter
Luxair
TUI
Air Astana
SalamAir
R. Jordanian
Air Peace
Air Kiribati
Scoot
SKS
Placar
Azul

This information is property of Embraer and cannot be used or reproduced without written permission.

E2 SPECULATIVE LESSORS



Aercap
IRELAND
45x E195-E2 + 5x E190-E2



Aircastle
UNITED STATES
23x E195-E2 + 2x E190-E2



ICBC
CHINA
10x E195-E2



Azorra
UNITED STATES
22x E195-E2 + 13x E190-E2

EXECUTIVE AVIATION



EMPOWERING AIR MOBILITY THROUGH INNOVATION


ENGINEERING EXCELLENCE
ENTERPRISE EFFICIENCY
CUSTOMER-CENTRIC PHILOSOPHY

DELIVER THE ULTIMATE EXPERIENCE



DELIVER VALUE



UNMATCHED
PERFORMANCE



DISRUPTIVE
TECHNOLOGY



SUPERIOR
COMFORT



TOP-RANKED
SUPPORT

PHENOMENAL PHENOMS

PHENOM® 100EX
BY EMBRAER


N431EE

OPERATIONAL VERSATILITY WITH UNCOMPROMISING EFFICIENCY

PHENOM® 300E
BY EMBRAER


N373EE

AUTOTHROTTLE BRINGS ADDED PERFORMANCE EFFICIENCY

DISRUPTIVE PRAETORS

PRAETOR 500
BY EMBRAER

PRAETOR 600
BY EMBRAER



LARGER JET TECHNOLOGY, SMALLER JET CARBON FOOTPRINT

OPTIMIZED TO DELIVER RANGE & EFFICIENCY

OUTPERFORMING MARKET



$6
$5
$4
$3
$2
$1
$-
Backlog in USD Bi
3.0
2.0
1.0
0.0
Book-to-bill
2.6
1.8
1.5
0.8
0.8
1.4
1.2
2.9
3.9
4.3
2017
2018
2019
2020
2021
2022
F9M23
Embraer backlog
Industry book-to-bill
Embraer book-to-bill

ADVANCING SUSTAINABLY

100% SAF TEST FLIGHTS COMPLETED

Embraer Receives NBAA Sustainable Accreditation

DEFENSE & SECURITY




EMBRAER DAY 2023
C-390 MILLENNIUM

C-390 MILLENNIUM
TRUE MULTI-MISSION PLATFORM

10,000+ FLIGHT HOURS COMPLETED IN SEPTEMBER 2023

~80% Fleet Availability

AERIAL RESUPPLY | AERIAL ASSAULT | SPECIAL OPERATIONS | AERIAL FIREFIGHTING | MEDICAL EVACUATION | HUMANITARIAN AID | SEARCH AND RESCUE | AIR-TO-AIR REFUELING



Brazil – 19 AIRCRAFT
1ST DELIVERY IN 2019
6 AIRCRAFT IN OPERATION

Portugal – 5 AIRCRAFT
1ST DELIVERY IN 2023
NATO CONFIGURATION
1 AIRCRAFT IN OPERATION

Hungary – 2 AIRCRAFT
1ST DELIVERY IN 2024
NATO CONFIGURATION

The Netherlands – 5 AIRCRAFT SELECTED
NATO CONFIGURATION

Austria – 4 AIRCRAFT SELECTED

Czech Republic – 2 AIRCRAFT SELECTED
NATO CONFIGURATION

CONFIDENTIAL INFORMATION / This information belongs to Embraer and cannot be used or reproduced without written permission from the Company.

C-390 ADDRESSABLE MARKET

RIGHT PRODUCT, RIGHT TIMING

ADDRESSABLE
MARKET
20 years

~490 AIRCRAFT
~60Bi USD


14%
32%
34%
9%
11%

Not including U.S.A., Russia, China, Ukraine, North Korea, Cuba and Japan

TACTICAL AIRLIFTERS IN OPERATION (DELIVERY YEAR)


8
86
165
111
54
29
38
4
1950s
1960s
1970s
1980s
1990s
2000s
2010s
2020s

Only includes deliveries in addressable market countries.

LARGE TRANPORT FLEET (45,000 LBS) OVER 45 YEARS OLD
~260 AIRCRAFT
DUE TO RETIRE

Database Sources: SIPRI, Jane's Air Forces *Analysis: Embraer Defense and Security Market Intelligence*

CONFIDENTIAL INFORMATION / This information belongs to Embraer and cannot be used or reproduced without written permission from the Company.

U.S. OPPORTUNITY

KC-390 AGILE TANKER FOR THE USAF



CURRENT KC-390

~70%

**BUY AMERICAN
ACT COMPLIANT**

**FINAL ASSEMBLY
IN THE U.S.**

L3HARRIS
FAST. FORWARD.

EMBRAER

CONFIDENTIAL INFORMATION / This information belongs to Embraer and cannot be used or reproduced without written permission from the Company.

POSITIONED FOR GROWTH





DEFENSE & SECURITY IS A PRIORITY

Growing relevance for countries worldwide.

Increased budgets, growing investments.

MODERN & MULTI-MISSION PRODUCT PORTFOLIO

Embraer is ready.

Multi-mission, modern, and proven products.

GROWING PRESENCE IN NATO ENVIRONMENT

The C-390 Millennium has already been selected by four NATO countries.

Embraer platforms are NATO-interoperable, and can integrate any Air Force.

STRONG GROWTH POTENTIAL OVER THE NEXT THREE YEARS

CONFIDENTIAL INFORMATION / This information belongs to Embraer and cannot be used or reproduced without written permission from the Company.

SERVICES & SUPPORT



SERVICES & SUPPORT
AT A GLANCE

EMBRAER DAY 2023



- 5700+ products/ 2000+ customers/ 100+ countries

8 Warehouses

9 Owned MROs

80+ Authorized MROs

90+ Full flight simulators

200+ Field Support reps


SERVICES & SUPPORT
Support
Flight Operations
Training
Engines
Aerostructures
Maintenance, Repair & Overhaul
Materials
Modifications



RESERVED INFORMATION | This information belongs to Embraer and cannot be used or reproduced without written permission from the Company.

SERVICES & SUPPORT

BUSINESS GROWTH

- Steady fleet expansion
- Backlog with profitable mix *(6.2% CAGR)*
- Multi-OEM capabilities at OGMA
  - *€13 billion GTF engine contract*
  - *30 years of partnership*


Backlog (US$ Billion)
2.2
2.0
2.4
2.6
2.8
2019
2020
2021
2022
3Q2023



RESERVED INFORMATION

SERVICES & SUPPORT

PORTFOLIO & EFFICIENCY


E-JETS FREIGHTER

- Comprehensive portfolio with integrated solutions
- Product innovation extends fleet lifecycle
  - ✓ Phenom Medevac
  - ✓ Ejets E1 P2F Conversion
- Revenue ~30% of Embraer total
- Resilient double-digit adjusted EBIT y-o-y


US$ Billion
10.4%
-7.8%
14.3%
12.7%
1.2
0.9
1.1
1.3
2019
2020
2021
2022
2023E
Adj.EBIT %

Customer Experience

Operational Excellence

Growth



RESERVED INFORMATION / This information belongs to Embraer and cannot be used or reproduced without written permission from the Company.

EVE



EVE EMBRAER

Embraer – aviation leader in several categories

UAM is the next major growth opportunity for Embraer

Strategic Support

Leveraging 50+ years of aviation experience; 30+ models certified over the last 25 years

Access to World-Class Capabilities

Royalty-Free IP; ~1,600 engineers; Infrastructure and cost-competitive production capabilities; competitive labor costs are all provided under a 15-year agreement at transfer costs

Worldwide Sales and Support Network

Broad customer support infrastructure:
80 countries; 10 Embraer service centers; 66 third-party service centers; 24 warehouses; 77 flight simulators;
5 pilot training centers

COST EFFICIENT AND EXPERIENCED DEVELOPMENT STRATEGY

This information belongs to Eve and cannot be used or reproduced without written permission from the Company.

EVE: DESIGN OPTIMIZED FOR URBAN MOBILITY



Flexible seating capacity

4 passengers at EIS, up to **6** in autonomous configuration

Tailored for urban mobility

100 km (60 mile) range at EIS addresses **99%** of UAM missions

High utilization rate

Designed for **thousands** flight cycles per year with industry-leading reliability

Unmatched cost efficiency

Over **6X** lower cost-per-seat than helicopters

Lift + Cruise Design

The **most practical** design choice for efficiency and certification

Community-friendly

Up to **90%** lower noise footprint compared to equivalent helicopters

This information belongs to Eve and cannot be used or reproduced without written permission from the Company.

UAM MARKET

Massive Addressable Global Market - **$0.76T** revenue opportunity 2025E – 2040E*

by 2035

50,000 operating eVTOLS

performing over **770k** flights per day

transporting over **900M** passengers

In **500** cities**

RIO DE JANEIRO


6 vertiports with 25 to 35 eVTOLs carrying up to 400K pax/year
GIG
SDU
2026


30 vertiports and 245 eVTOLs carrying 4.5M pax/year across 100+ routes
2035

Potential market opportunity

245 eVTOLs

30 Vertiports

100+ Routes

4.5M Pax/year

$220M Revenue/year

* Source: Market analysis as per "Market for Urban Air Mobility" from KPMG - June 2021
**Source: Eve internal assessment

This information belongs to Eve and cannot be used or reproduced without written permission from the Company.

eVTOL, URBAN ATM & SERVICES DEALS

28 eVTOL customers in **14** countries

11 UATM customers & partners in **3** continents

7 Services & Operations Solutions customers in **6** countries

Letters of Intent for up to

2,850

eVTOL AIRCRAFT

$8.6 Bi

SERVICES POTENTIAL REVENUE (5Y)

$540 Mi


BLADE 60
SkyWest 100
Republic Airways 200
GLOBALX 200
AZORRA 200
Bristow 100
UNITED 400
HALO AVIATION
Skyway
VOLATUS INFRASTRUCTURE
NAC 30
HELIPASS 50
bluenest
ferrovial
OHI 50
HALO AVIATION
WIDERØE ZERO
WIDERØE ZERO 50
HALO AVIATION 200
FALKO 200
BAE SYSTEMS 150
MOVIATION URBAN AIR MOBILITY
BLADE INDIA 200
BLADE INDIA
FALCON AVIATION SERVICES 35
ASCENT 100
Kenya Airways 40
AVANTTO 100
HELISUL AVIAÇÃO 50
Flapper 25
FLYBIS 40
VOAR 70
Sydney Seaplanes 50
HeliSpirit 50
Microflite 40
NAUTILUS aviation 10
Undisclosed 50
Undisclosed 3

This information belongs to Eve and cannot be used or reproduced without written permission from the Company.

PROVEN TECHNOLOGY AND INNOVATION

Patented eight counter-rotating rotor providing ample redundancy

Bespoke inceptors, optimizing man-machine interface

Highest certification standards for safety-critical software

Distributed high voltage architecture for increased safety and simple certification

5th generation closed loop fly-by-wire system


Rotors
Propeller
BAE SYSTEMS
Battery
EMBRAER
Flight Control Computers
Engines
AEROSPACE
A Nidec & Embraer Joint Venture
Thermal Management
INTERGALACTIC
Avionics
GARMIN
Actuators
LIEBHERR

This information belongs to Eve and cannot be used or reproduced without written permission from the Company.

SUSTAINABILITY

100%
electric vehicle

ZERO
local carbon emissions

FULL LIFE-CYCLE
design approach

UP TO 80% CO_2
emission reduction vs cars

CARBON NEUTRALITY
Achievable with minimum costs

SUSTAINABLE MATERIALS

- Wool fabric
- Water based paint
- Sustainable leather
- Recycled rubber
- Composite wall

This information belongs to Eve and cannot be used or reproduced without written permission from the Company.

INNOVATION AND EFFICIENCY


ENERGIA

FOCUS WITH SYNERGIES

FOCUS

- Dedicated business units for each segment.
  - Strategy, people and decisions appropriate for each business
- Customer support and services customized for each business segment.

SYNERGIES AND OPERATIONAL EFFICIENCY

- Engineering
- Manufacturing
- Procurement
- Supply chain and logistics
- Corporate functions: Controllership, Legal and Human Resources...

DISRUPTION AHEAD

Disruptive Technologies





Sustainability Imperative


CO2 emissions (millions of tonnes)
2,500
2,500
2,500
2,500
2,500
2,500
Net - zero
2015
2020
2025
2030
2035
2040
2045
2050

Net Zero Carbon in 2050

CONFIDENTIAL INFORMATION / This information belongs to Embraer and cannot be used or reproduced without written permission from the Company.

INNOVATION VERTICALS

Verticals are strategic & priority themes on which Embraer focuses its investments and efforts through innovation.

STRATEGIC PLAN

Embraer

2030

+

- **Innovation Trends**
- **Emerging Technologies**
- **Technological Trends in Aero Sector**
- **New Business**

INNOVATION VERTICALS

- Airframe Competitiveness
- Zero Emission
- Autonomous Flight
- Ai & Data Science
- Industry 4.0
- Cybersecurity
- Passenger Experience

COLLABORATIVE ECOSYSTEM OF INNOVATION


RESEARCH INSTITUTES
AFFILIATES
ASSOCIATIONS
R&D
STARTUPS
UNIVERSITIES
PARTNERS
SUPPLIERS
ENGINEERING
REGULATORY AGENCIES
INVESTMENT FUNDS
CVC
CUSTOMERS
FUNDING AGENCIES

SUSTAINABILITY – TECHNOLOGY APPLICABILITY

The mission defines the architecture


1-9 PAX
10-19 PAX
20-49 PAX
50-99 PAX
100-149 PAX
150+ PAX
Wide-bodies
FULLY ELECTRIC
HYBRID-ELECTRIC
H_2 FUEL CELL
DUAL FUEL (LH_2 + SAF) COMBUSTION
100% SAF

HARVEST SEASON: RESILIENT FINANCIAL POSITION



Antonio Carlos Garcia, Executive VP of Finance & Investor Relations

IMPROVING MARGINS WITH SUSTAINABLE GROWTH

Revenue, free cash flow and margins should keep the same pace


16.1%
13.2%
12.6%
13.3%
12.2%
9.3%
3.3%
2.2%
8.6%
10.1%
10.0% - 11.0%
11.4%
8.6%
7.3%
8.0%
6.8%
4.4%
-0.1%
-2.7%
4.0%
6.0%
6.4% - 7.4%
Adj. EBIT
Adj. EBITDA
6,236
6,289
5,929
6,218
5,840
5,070
5,463
3,771
4,197
4,540
5,200 – 5,700
213
-404
215
-359
405
-128
-182
-990
307
540
>150
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023E
US$ MM
Net Revenue
Adj. FCF

Revenue, Adjusted EBIT, Adjusted EBITDA and FCF does not consider EVE.

INVESTMENT CYCLE

Capital allocation geared towards business that are profitable


Avg 2013-2019
(US$ MM)
639
Avg 2020-2023E
(US$ MM)
301

Average Investment

Reduction of **47**.1%
between periods

**Does not consider EVE.*

BACKLOG WITH A DIVERSIFIED PORTFOLIO

Potential growth in the upcoming years


US$ Bn
16.7
14.4
17.0
17.5
17.8
9.0
7.6
9.0
8.6
8.6
1.4
1.2
2.9
3.9
4.3
4.1
3.6
2.7
2.4
2.2
2.2
2.0
2.4
2.6
2.8
2019
2020
2021
2022
3Q23
Commercial Aviation
Executive Aviation
Defense & Security
Services & Support

IMPROVED LIQUIDITY

Liquidity reinforced by better FCF & EBIT

US$ MM


-1,562
4,448
1,696
4,027
1,407
3,203
1,032
2,886
882
2020
2021
2022
2023E
GROSS DEBT
NET DEBT W/O EVE


20.7x
82
363
3.9x
459
2.1x
600
1.5x
2020
2021
2022
2023E
NET DEBT W/O EVE/ ADJ. EBITDA
ADJ. EBITDA

MATURITIES 3Q23
US$ MM


2,402
RCF
650
EVE¹
256
Cash
1,496
REPROFILING
Maturities
31
60
29
46
1,037
1,036
862
861
8
787
779
2023
2024
2025
2026
2027
2028
2029
>2030

[1] EVE's Cash = Cash and cash equivalents plus financial investments and intercompany loan receivable
[2] Maturities = Do not consider accrued interest and deferred costs
[3] All numbers from EVE are IFRS

RETURN ON INVESTED CAPITAL

Return to cost of capital with improved financial metrics


Actual Embraer cost of capital
9.8%
7.0%
4.9%
8.7%
6.8%
3.9%
-0.2%
-1.5%
2.5%
6.0%
Estimate
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023E

HARVEST SEASON

On the path to improve shareholder value

ROBUST FINANCIAL PERFORMANCE

HIGHER MARGINS — Leaner and more efficient

CASH FLOW GENERATION — Sales and product success

REDUCE USE OF CAPITAL — Less investments and optimization of capital structure

CLOSING REMARKS



Francisco Gomes Neto
CEO Embraer S.A.

HARVESTING W/PROFITABLE & LEANER COMPANY

- Portfolio of best-in-class aircraft
- Focus and discipline in enterprise efficiency
- Product improvement based on innovation
- Sustainable growth with strong financial results

EMBRAER